June 17, 2008

08003383

RECEIVED

2008 JUN 25 A 9:

PROCESSED

JUN 26 2008

THOMSON REUTERS

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 054/2008**

  Subject: Distribution of shareholding of the minority shareholders of the Company

  Date: June 16, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc

Enclosure

6/25

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
June 16, 2008

SH 054/2008

16 June 2008

Re: Distribution of shareholding of the minority shareholders of the Company

To: The President
The Stock Exchange of Thailand

We would like to inform you that Shin Corporation Plc.'s (the "Company") Board of Directors meeting 2/2007 on 26 February 2007 approved appointment of an external legal advisor for preparation of the Company's document in respect of future proposed sale of the shares held by the existing shareholders to the investors by way of public offering. The public offering will help to increase the shareholding portion of the minority shareholders. The Company, the external legal advisor of the company, and its major shareholders have worked together on drafting the prospectus and company disclosure for the public offering. The Company and its major shareholders have to carefully observe and closely monitor the global investment community and overall market sentiment in Thailand in order to conduct a successful offering of the Company's shares in the future.

END